UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July             , 2005.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_| No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: July 25, 2005.	By: /s/ Luis García Limón Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2005

GUADALAJARA, MEXICO, July 21, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) “Simec”) announced today its results of operations for the six-month period ended June 30, 2005. Net sales increased 51% to Ps. 3,463 million in the first six months of 2005 compared to Ps. 2,295 million in the same period of 2004, primarily due to the inclusion of net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 1,427 million. Primarily as a result of the foregoing, Simec recorded net income of Ps. 582 million in the first six months of 2005 versus net income of Ps. 570 million for the first six months of 2004.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrias Férricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company Industrias CH, S.A. de C.V. of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began to operate the plants on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

Simec sold 523,501 metric tons of basic steel products during the six-month period ended June 30, 2005 (including 212,669 metric tons produced by the newly acquired plants in Apizaco and Cholula), an increase of 60% as compared to 327,329 metric tons in the same period of 2004. Exports of basic steel products were 74,692 metric tons in the first six months of 2005 (including 12,752 metric tons produced by the newly acquired plants in Apizaco and Cholula) versus 50,340 metric tons in the same period of 2004. Additionally Simec sold 12,870 metric tons of billet in the six-month period ended June 30, 2005 as compared to 39,512 metric tons of billet in the same period of 2004. Prices of finished products sold in the first six months of 2005 increased 18% in real terms versus the same period of 2004.

Simec’s direct cost of sales was Ps. 2,255 million in the six-month period ended June 30, 2005 (including Ps. 1,022 million relating to the newly acquired plants in Apizaco and Cholula), or 65% of net sales, versus Ps. 1,350 million, or 59% of net sales, for the 2004 period. The average cost of raw materials used to produce steel products increased 18% in real terms in the six-month period ended June 30, 2005 versus the same period of 2004, primarily as a result of increases in the price of scrap and certain other raw materials. Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 363 million during the six-month period ended June 30, 2005 (including Ps. 124 million relating to the newly acquired plants in Apizaco and Cholula), compared to Ps. 242 million in the same period of 2004.

Simec’s operating income increased 20% to Ps. 845 million during the six-month period ended June 30, 2005 (including Ps. 281 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 703 million in the first six months of 2004. Operating income was 24% of net sales in the six-month period ended June 30, 2005 compared to 31% of net sales in the same period of 2004.

Simec recorded other income, net, from other financial operations of Ps. 7 million in the six-month period ended June 30, 2005 compared to other income, net, of Ps. 13 million in the same period of 2004. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 236 million in the six-month period ended June 30, 2005 versus a provision of Ps. 143 million in the same period of 2004.

Simec recorded financial expense of Ps. 34 million in the six-month period ended June 30, 2005 compared to financial expense of Ps. 3 million in the same period of 2004 as a result of (i) net interest income of Ps. 8 million in six-month period ended June 30, 2005 compared to no net interest income in the same period of 2004, (ii) an exchange loss of Ps. 35 million in the six-month period ended June 30, 2005 compared to an exchange gain of Ps. 8 million in the same period of 2004, reflecting lower debt levels in the six-month period ended June 30, 2005 and an increase of 3.7% in the value of the peso versus the dollar in the six-month period ended June 30, 2005 compared to a decrease of 1.6% in the value of the peso versus the dollar in the six-month period ended June 30, 2004 and (iii) a loss from monetary position of Ps. 7 million in the six-month period ended June 30, 2005 compared to a loss from monetary position of Ps. 11 million in the six-month period ended June 30, 2004, reflecting the domestic inflation rate of 0.8% in the six-month period ended June 30, 2005 compared to the domestic inflation rate of 1.6% in the same period in 2004 and lower debt levels during the 2005 period.

At June 30, 2005, Simec’s total consolidated debt consisted of approximately $0.3 million of U.S. dollar-denominated debt. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt, including a refinanced letter of credit for U.S. $13.6 million.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at June 30, 2005.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%
1	TOTAL ASSETS	9,136,208	100	7,250,950	100

2	CURRENT ASSETS	3,418,125	37	2,320,316	32
3	CASH AND SHORT-TERM INVESTMENTS	1,129,195	12	1,195,090	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,184,504	13	665,205	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	39,300	0	91,363	1
6	INVENTORIES	1,001,986	11	364,588	5
7	OTHER CURRENT ASSETS	63,140	1	4,070	0
8	LONG-TERM	0	0	10,746	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	10,746	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	5,496,364	60	4,665,747	64
13	PROPERTY	2,203,308	24	2,031,183	28
14	MACHINERY AND INDUSTRIAL	5,420,376	59	4,749,346	65
15	OTHER EQUIPMENT	153,215	2	142,499	2
16	ACCUMULATED DEPRECIATION	2,290,592	25	2,265,858	31
17	CONSTRUCTION IN PROGRESS	10,057	0	8,577	0
18	DEFERRED ASSETS (NET)	221,719	2	254,141	4
19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	2,137,068	100	1,744,716	100

21	CURRENT LIABILITIES	828,743	39	499,655	29
22	SUPPLIERS	471,209	22	246,837	14
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	3,275	0	3,595	0
25	TAXES TO BE PAID	201,834	9	115,707	7
26	OTHER CURRENT LIABILITIES	152,425	7	133,516	8
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	1,308,325	61	1,245,061	71
32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,999,140	100	5,506,234	100

34	MINORITY INTEREST	467	0	239	0
35	MAJORITY INTEREST	6,998,673	100	5,505,995	100
36	CONTRIBUTED CAPITAL	4,188,474	60	3,964,628	72
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,012,147	29	1,948,155	35
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,357,310	19	1,355,386	25
39	PREMIUM ON SALES OF SHARES	819,017	12	661,087	12
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	2,810,199	40	1,541,367	28
42	RETAINED EARNINGS AND CAPITAL RESERVE	3,055,260	44	1,637,617	30
43	REPURCHASE FUND OF SHARES	84,900	1	84,900	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY	(912,645)	(13)	(750,954)	(14)
45	NET INCOME FOR THE YEAR	582,684	8	569,804	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CATEGORIES
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%
3	CASH AND SHORT-TERM INVESTMENTS	1,129,195	100	1,195,090	100
46	CASH	145,583	13	138,910	12
47	SHORT-TERM INVESTMENTS	983,612	87	1,056,180	88

18	DEFERRED ASSETS (NET)	221,719	100	254,141	100
48	AMORTIZED OR REDEEMED EXPENSES	216,292	98	252,098	99
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	5,427	2	2,043	1

21	CURRENT LIABILITIES	828,743	100	499,655	100
52	FOREIGN CURRENCY LIABILITIES	138,006	17	45,193	9
53	MEXICAN PESOS LIABILITIES	690,737	83	454,462	91

24	STOCK MARKET LOANS	3,275	100	3,595	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,275	100	3,595	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	152,425	100	133,516	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	152,425	100	133,516	100

27	LONG-TERM LIABILITIES	0	0	0	0
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,308,325	100	1,245,061	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,285,627	98	1,234,920	99
67	OTHERS	22,698	2	10,141	1

32	OTHER LIABILITIES	0	0	0	0
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS’’ EQUITY	(912,645)	(100)	(750,954)	(100)
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(912,645)	(100)	(750,954)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	AMOUNT

72	WORKING CAPITAL	2,589,382	1,820,661
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	42	22
75	EMPLOYERS (*)	761	349
76	WORKERS (*)	1,172	870
77	COMMON SHARES (*)	137,929,599	133,542,984
78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1 TO JUNE 30 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	3,463,057	100	2,294,578	100
2	COST OF SALES	2,254,665	65	1,349,688	59
3	GROSS INCOME	1,208,392	35	944,890	41
4	OPERATING EXPENSES	363,084	10	242,169	11
5	OPERATING INCOME	845,308	24	702,721	31
6	TOTAL FINANCING COST	33,992	1	3,111	0
7	INCOME AFTER FINANCING COST	811,316	23	699,610	30
8	OTHER FINANCIAL OPERATIONS	(7,398)	0	(12,789)	(1)
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	818,714	24	712,399	31
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	236,030	7	142,595	6
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	582,684	17	569,804	25
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS	582,684	17	569,804	25
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	582,684	17	569,804	25
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	582,684	17	569,804	25
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	582,684	17	569,804	25

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	3,463,057	100	2,294,578	100
21	DOMESTIC	3,028,465	87	1,988,261	87
22	FOREIGN	434,592	13	306,317	13
23	TRANSLATED INTO DOLLARS (***)	39,355	1	26,130	1

6	TOTAL FINANCING COST	33,992	100	3,111	100
24	INTEREST PAID	2,639	8	14,836	477
25	EXCHANGE LOSSES	34,819	102	0	0
26	INTEREST EARNED	10,833	32	15,332	493
27	EXCHANGE PROFITS	0	0	8,131	261
28	(GAIN) LOSS FROM MONETARY POSITION	7,367	22	11,738	377

8	OTHER FINANCIAL OPERATIONS	(7,398)	(100)	(12,789)	(100)
29	OTHER NET EXPENSES (INCOME) NET	(7,398)	(100)	(12,789)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	236,030	100	142,595	100
32	INCOME TAX	299,319	127	14,975	11
33	DEFERRED INCOME TAX	(63,289)	(27)	127,620	89
34	WORKERS’ PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	AMOUNT

36	TOTAL SALES	3,731,463	2,420,349
37	NET FISCAL INCOME OF THE YEAR	0	0
38	NET SALES (**)	6,907,493	3,869,806
39	OPERATION INCOME (**)	1,961,907	1,002,469
40	NET INCOME OF MAJORITY INTEREST (**)	1,353,463	707,421
41	NET CONSOLIDATED INCOME (**)	1,353,463	707,422

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER
FROM APRIL 1 TO JUNE 30 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	1,698,954	100	1,287,932	100
2	COST OF SALES	1,131,861	67	683,593	53
3	GROSS INCOME	567,093	33	604,339	47
4	OPERATING EXPENSES	180,561	11	120,636	9
5	OPERATING INCOME	386,532	23	483,703	38
6	TOTAL FINANCING COST	34,488	2	(13,198)	(1)
7	INCOME AFTER FINANCING COST	352,044	21	496,901	39
8	OTHER FINANCIAL OPERATIONS	(2,466)	0	(2,943)	0
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	354,510	21	499,844	39
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	92,754	5	207,748	16
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	261,756	15	292,096	23
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS	261,756	15	292,096	23
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	261,756	15	292,096	23
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	261,756	15	292,096	23
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	261,756	15	292,096	23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER
BREAKDOWN OF MAIN CONCEPTS
FROM APRIL 1 TO JUNE 30 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	1,698,954	100	1,287,932	100
21	DOMESTIC	1,496,496	88	1,111,385	86
22	FOREIGN	202,458	12	176,547	14
23	TRANSLATED INTO DOLLARS (***)	18,688	1	14,850	1

6	TOTAL FINANCING COST	34,488	100	(13,198)	100
24	INTEREST PAID	613	2	8,271	63
25	EXCHANGE LOSSES	40,744	118	0	0
26	INTEREST EARNED	6,830	20	13,161	100
27	EXCHANGE PROFITS	0	0	8,493	64
28	(GAIN) LOSS FROM MONETARY POSITION	(39)	0	185	1

8	OTHER FINANCIAL OPERATIONS	(2,466)	100	(2,943)	100
29	OTHER NET EXPENSES (INCOME) NET	(2,466)	100	(2,943)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	92,754	100	207,748	100
32	INCOME TAX	113,388	122	7,466	4
33	DEFERRED INCOME TAX	(20,634)	(22)	200,595	97
34	WORKERS’ PROFIT SHARING	0	0	(313)	0
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	582,684	569,804
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	63,615	226,397
3	CASH FLOW FROM NET INCOME OF THE YEAR	646,299	796,201
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	91,485	(160,761)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	737,784	635,440
6	CASH FLOW FROM EXTERNAL FINANCING	(153,195)	(20,231)
7	CASH FLOW FROM INTERNAL FINANCING	0	23,933
8	CASH FLOW GENERATED (USED) BY FINANCING	(153,195)	3,702
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	34,079	8,669
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	618,668	647,811
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	510,527	547,279
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	1,129,195	1,195,090

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	63,615	226,397
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	126,904	98,777
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	(63,289)	127,620

4	CASH FLOW CHANGE IN WORKING CAPITAL	91,485	(160,761)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(213,597)	(207,880)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	136,915	(58,275)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	101,548	(70,414)
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	(122,386)	27,402
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	189,005	148,406

6	CASH FLOW FROM EXTERNAL FINANCING	(153,195)	(20,231)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,227)	(666)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	1,308	0
27	BANK FINANCING AMORTIZATION	(153,276)	(19,565)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	0	23,933
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	23,933
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	34,079	8,669
34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(7,235)	(8,900)
36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	41,314	17,569

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

RATIOS
CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
P
	YIELD
1	NET INCOME TO NET SALES	16.83%	24.83%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	19.34%	12.85%
3	NET INCOME TO TOTAL ASSETS (**)	14.81%	9.76%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.26)%	(2.06)%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.76 times	0.53 times
7	NET SALES TO FIXED ASSETS (**)	1.26 times	0.83 times
8	INVENTORIES ROTATION (**)	4.19 times	6.53 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53 days	45 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	127.33%	445.17%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	23.39%	24.06%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.31 times	0.32 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.46%	2.59%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
15	OPERATING INCOME TO INTEREST PAID	320.31 times	47.37 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.23 times	2.22 times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	4.12 times	4.64 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.92 times	3.91 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.60 times	1.33 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	136.25%	239.18%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	18.66%	34.70%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.64%	(7.01)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	279.57 times	42.83 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00%	(546.49)%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00%	646.49%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(21.23)%	(102.66)%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

DATE PER SHARE
CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$10.08	$ 5.53
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 10.08	$ 5.53
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$50.74	$41.23
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.88 times	0.91 times
12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	4.45 times	6.79 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

FINANCIAL STATEMENT NOTES

CONSOLIDATED

s35.- Stockholders’ Equity:

Effects of inflation - The effects of inflation on stockholders’ equity at June 30, 2005 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 2,012,147	Ps. 1,357,310	Ps. 3,369,457
Additional paid-in capital	702,224	116,830	819,017
Contributions for future Capital increases	0	0	0
Retained earnings	3,140,633	582,211	3,722,844
Excess resulting from restating Stockholders’ equity to reflect Certain effects of inflation	-	(34,702)	(34,702)
Effect deferred income tax Bulletin D-4	(662,340)	(215,603)	(877,943)

s39.- Premium in subscription of Capital Stock made in March 29, 2001 and April 29, 2005.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,285,627 at Jun 30, 2005 compared to Ps. 1,234,920 at June 30, 2004. The effect on Simec’s consolidated statement of income in the six-month period ended June 30, 2005 was a decrease of Ps. 63,289 in the provision for income tax and employee profit sharing compared to an increase of Ps. 127,620 in the same period of 2004. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

	June 30, 2005	June 30, 2004
Net loss (profit) in money exchange	Ps. (606)	Ps. (293)
Net loss (profit) in liabilities actualization	(1,252)	(382)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

DIRECTOR REPORT
ANNEX 1

CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At June 30, 2005, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at June 30, 2005 was U.S. $295,601) which were issued in 1993 as part of a U.S. $68 million issuance. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt, including a refinanced letter of credit for $13.6 million and $0.3 million of MTN’s due 1998. At June 30, 2005 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt repayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various affirmative and negative covenants.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrias Férricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began operating the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec’s financial results as of such date.

Net resources provided by operations were Ps. 738 million in the six-month period ended June 30, 2005 versus Ps. 635 million of net resources provided by operations in the same period of 2004. Net resources used by financing activities were Ps. 153 million in the six-month period ended June 30, 2005 versus Ps. 4 million of net resources provided by financing activities in the same period of 2004 (which amount reflects the prepayment of Ps. 20 million (U.S. $1.7 million) of bank debt). Net resources provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 34 million in the six-month period ended June 30, 2005 versus net resources provided by investing activities of Ps. 9 million in the same period of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2005 compared to Six-Month Period Ended June 30, 2004

Net Sales

Net sales of Simec increased 51% to Ps. 3,463 million in the six-month period ended June 30, 2005 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 1,427 million), compared to Ps. 2,295 million in same period of 2004. Sales in metric tons of basic steel products increased 60% to 523,501 metric tons in the six-month period ended June 30, 2005 (including 212,669 metric tons produced by the newly acquired plants in Apizaco and Cholula) compared to 327,329 metric tons in the same period of 2004. Exports of basic steel products increased 48% to 74,692 metric tons in the six-month period ended June 30, 2005 (including 12,752 metric tons produced by the newly acquired plants in Apizaco and Cholula) versus 50,340 metric tons in the same period of 2004. Additionally, Simec sold 12,870 metric tons of billet in the six-month period ended June 30, 2005, compared to 39,512 metric tons of billet in the first six months of 2004. The average price of steel products increased 18% in real terms in the six-month period ended June 30, 2005 versus the same period of 2004.

Direct Cost of Sales

Simecs direct cost of sales increased 67% to Ps. 2,255 million in the six-month period ended June 30, 2005 (including Ps. 1,022 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 1,350 million in the same period of 2004. Direct cost of sales as a percentage of net sales was 65% in the six-month period ended June 30, 2005 compared to 59% in the same period of 2004. The average cost of raw materials used to produce steel products increased 18% in real terms in the six-month period ended June 30, 2005 versus the same period of 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simecs marginal profit increased 28% to Ps. 1,208 million in the six-month period ended June 30, 2005 (including Ps. 405 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 945 million in the first six months of 2004. As a percentage of net sales, marginal profit was 35% in the six-month period ended June 30, 2005 compared to 41% in the same period of 2004.

Indirect Manufacturing, Selling, General and Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 50% to Ps. 363 million in the six-month period ended June 30, 2005 (including Ps. 124 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 242 million in the same period of 2004; Simec recorded an increase of Ps. 28 million in depreciation and amortization expense, which in the six-month period ended June 30, 2005 was Ps. 127 million (including Ps. 29 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 99 million in the same period of 2004.

Operating Income

Simecs operating income increased 20% to Ps. 845 million in the six-month period ended June 30, 2005 (including Ps. 281 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 703 million in the same period of 2004. Operating income was 24% of net sales in the six-month period ended June 30, 2005 and 31% of net sales in the same period of 2004.

Financial Income (Expense)

Simec recorded financial expense of Ps. 34 million in the six-month period ended June 30, 2005 compared to financial expense of Ps. 3 million in the same period of 2004. Simec recorded an exchange loss of approximately Ps. 35 million in the six-month period ended June 30, 2005 compared to an exchange gain of Ps. 8 million in the same period of 2004, reflecting a 3.7% increase in the value of the peso versus the dollar in the six-month period ended June 30, 2005 compared to a 1.6% decrease in the value of the peso versus the dollar in the same period of 2004 and lower debt levels in the six-month period ended June 30, 2005. Net interest income was Ps. 8 million in the six-month period ended June 30, 2005 versus no net interest income in the same period of 2004. Simec recorded a loss from monetary position of Ps. 7 million in the six-month period ended June 30, 2005 compared to a loss from monetary position of Ps. 11 million in the same period of 2004, reflecting the domestic inflation rate of 0.8% in the six-month period ended June 30, 2005 as compared to 1.6% in the same period of 2004 and lower debt levels during the six-month period ended June 30, 2005.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 7 million in the six-month period ended June 30, 2005 compared to other income, net, of Ps. 13 million in the same period of 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 11 million and (ii) other income, net related to other financial operations of Ps. 2 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 236 million for income tax and employee profit sharing in the six-month period ended June 30, 2005 (including a decrease in the provision of Ps. 63 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 143 million in the same period of 2004 (including a provision of Ps. 128 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 582 million in the six-month period ended June 30, 2005 compared to net income of Ps. 570 million in the same period of 2004.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liability resulting from the adoption of this Bulletin was Ps. 1,286 million at June 30, 2005 compared to Ps. 1,235 million at June 30, 2004. The effect on Simec’s consolidated statement of income in the six-month period ended June 30, 2005 was a decrease of Ps. 63 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 128 million in the same period of 2004. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

FINANCIAL STATEMENT NOTES
ANNEX 2

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation – The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation – As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

•	Compañía Siderúrgica de California, S.A. de C.V.
•	Industrias del Acero y del Alambre, S.A. de C.V.
•	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents – The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process – At the latest production cost for the month.

Raw materials – According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers – At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments – The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment – Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2005 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

g. Other assets – Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan – Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales – Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing – In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

–	Monetary items at the exchange rate at the balance sheet date.

–	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

–	Income and expense items at an appropriate average exchange rate.

–	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

–	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk – The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2005 and 2004. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) – Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position – The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) – This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity – The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At June 30, 2005, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at June 30, 2005 was U.S. $295,601) which were issued in 1993 as part of a U.S. $68 million issuance. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt, including a refinanced letter of credit for $13.6 million and $0.3 million of MTN’s due 1998. At June 30, 2005 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 16,896 (U.S. $1,558,294) at June 30, 2005, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,166 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)
SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE
1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	4,875,117
2 ADMINISTRADORA DE CARTERA DE OCCIDENTE		49,999	99.99	50	(29,604)
TOTAL INVESTMENT IN SUBSIDIARIES				38,409	4,845,513
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					4,845,513

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CREDITS BREAK DOWN
(THOUSANDS OF PESOS)
ANNEX 5

CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More
BANKS
WITH WARRANTY

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
MEDIUM TERM NOTES	12/15/1998	9.33	0	0	0	0	0	0	0	0	3,275		0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	3,275	0	0	0	0	0

SUPPLIERS
VARIOUS			358,758	0	0	101,701	0	0	0	0	0	10,750	0	0	0	0
TOTAL SUPPLIERS			358,758	0	0	101,701	0	0	0	0	0	10,750	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
VARIOUS			130,145	0	0	0	0	0	0	0	0	22,280	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			130,145	0	0	0	0	0	0	0	0	22,280	0	0	0	0

TOTAL			488,903	0	0	101,701	0	0	0	0	3,275	33,030	0	0	0	0

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2005 WAS PS. 10.8428

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN MONETARY POSITION

TOTAL ASSETS	141.450	1,533,711	0	0	1,533,711

LIABILITIES POSITION	12,500	135,532	228	2,474	138,006
SHORT TERM LIABILITIES POSITION	12,500	135,532	228	2,474	138,006
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	128,950	1,398,179	(228)	(2,474)	1,395,705

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2005 WAS PS. 10.8428

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

JANUARY	1,799,870	972,894	(826,976)	0.00	0
FEBRUARY	1,918,511	1,026,720	(891,791)	0.33	(2,971)
MARCH	1,948,041	966,819	(981,222)	0.45	(4,423)
APRIL	2,091,477	914,341	(1,177,136)	0.36	(4,192)
MAY	2,169,331	1,037,828	(1,131,503)	(0.25)	2,843
JUNE	2,293,416	859,419	(1,433,997)	(0.10)	1,376
ACTUALIZATION					0
CAPITALIZATION					0
FOREIGN CORPORATION					0
OTHER					0

TOTAL					(7,367)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 4.12 times.

B)	Accomplished the actual situation is 0.23

C)	Accomplished the actual situation is 368.40

As of June 30, 2005, the remaining balance of the MTNs not exchanged amounts to Ps. 3,275 ($302,000 dollars).

C.P. José Flores Flores Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	84
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	84
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	92

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
SCRAP	VARIOUS	SCRAP	VARIOUS	YES	50.17
ELECTRICITY	C.F.E			NO	9.21
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	8.59
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.63

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	87	350,073	87	598,609
COMMERCIAL PROFILES	63	256,038	56	364,055
REBAR	141	532,218	94	513,041
FLAT BAR	87	413,297	85	554,036
STEEL BARS	129	600,564	123	912,718
OTHER	0	0	3	27,853
BILLET	13	37,360	13	58,153
T O T A L		2,187,550		3,028,465

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES			4	20,448
COMMERCIAL PROFILES			5	28,204
REBAR			50	271,170
STEEL BARS			13	97,460
FLAT BAR			3	17,310
T O T A L				434,592

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			30,283,350	107,646,249	0	137,929,599	441,786	1,570,361
TOTAL			30,283,350	107,646,249	0	137,929,599	441,786	1,570,361

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 137,929,599

SHARES PROPORTION BY:

CPO’S:	0
ADRS’s:	2,986,951 ADR’S OF 1 SHARE EACH ONE.
UNITS:	0
GDRS’s:	0
ADS’s:	0
GDS’s:	0

REPURCHASED OWN SHARES

	NUMBER OF SHARES	MARKET VALUE OF THE SHARE
SERIES		AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSTRUCTION IN PROGRESS
(Project, Total Investment and % of Advance)

ANNEX 13

CONSOLIDATED

PROJECTS IN PROGRESS	TOTAL INVESTMENT	PHYSICAL ADVANCE	FINISHED AT

VARIOUS	10,057
TOTAL INVESTMENT AT JUNE 30, 2005	10,057

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES

ANNEX 14

CONSOLIDATED

Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

–	Monetary items at the exchange rate at the balance sheet date.

–	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

–	Income and expense items at an appropriate average exchange rate.

–	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

–	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2005

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT JULY 21 OF 2005